1 March 2007

SUPPL

BAE SYSTEMS AND MOD PAVE WAY FOR FIXED WING PARTNERING AGREEMENT

Warton, United Kingdom. - An important step towards a Long Term Partnering Agreement (LTPA) between BAE Systems and the UK Ministry of Defence (MoD), covering the support and upgrade of the current and future fixed wing aircraft fleet, was taken today, Thursday 1 March 2007, when the LTPA *Foundation Contract was signed* by the two organisations.

This announcement is significant in that it provides a framework for detailed negotiations aimed at signing a long term full and legally binding LTPA before the end of this year. Such an Agreement is a key target set out in the fixed wing chapter of the MoD's Defence Industrial Strategy (DIS) of December 2005.

The Foundation Contract also includes incentives for BAE Systems to further transform its air sector business aimed at the cost-effective and efficient delivery of industrial capabilities to the long-term benefit of both BAE Systems and the MOD. BAE Systems' long-term goal from an LTPA, which has been acknowledged by the MOD, is to establish a sustainable air sector business that supports the Front Line whilst also delivering the opportunity for the Company to earn profit.

Issued by
BAE Systems plc
London